2 M A Y 2019 V E O N R E P O R T S G O O D Q 1 2 0 1 9 R E S U L T S

Amsterdam (2 May 2019) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announces financial and operating results for the quarter ended 31 March 2019. KEY Q1 2019 RESULTS 1 • Solid organic2 revenue growth in Q1 2019: total revenue increased by 7.4% organically2 year on year to USD 2,124 million, driven by strong performance in Pakistan, Ukraine, Bangladesh and Russia • Strong organic data revenue growth across VEON’s markets: data revenue continued to grow strongly, rising by 26.4% organically2 year on year, with Ukraine (+83%), Pakistan (+94%) and Bangladesh (+36%) delivering large increases year on year following investment in 4G/LTE networks • Currency movements negatively impacted total revenue, which decreased by 5.6% due to currency headwinds of USD 291 million • Adjusted for the positive effect of IFRS 16, EBITDA increased by 37.3% year on year. On a pre-IFRS 16 basis, EBITDA increased to USD 1,172 million, boosted by exceptional income of USD 350 million in respect of a revised partnership with Ericsson, which more than offset currency headwinds of USD 119 million. Pre-IFRS 16 EBITDA margin was 55.2% and 39.0% excluding exceptional income versus 38.0% in Q1 2018. Reported EBITDA increased by 52.0% • Double-digit organic2 growth in EBITDA of 10.3% year on year, helped by good operational performance in Russia, Pakistan, Ukraine and Bangladesh • Cost intensity ratio3 improved organically2 by 1.9 percentage points year on year to 58.6%, helped by lower service costs in Russia and Ukraine as well as the early impact of other cost reduction initiatives across the Group’s operating companies • Corporate costs excluding exceptional income of USD 350 million fell 33% year on year to USD 54 million, in line with VEON´s ambition to reduce corporate costs by 25% year on year in FY 2019 and to halve run-rate corporate costs from FY 2017 level by end-FY 2019 • Reported equity free cash flow4 of USD 457 million in 1Q19. Adjusted for the positive effect of IFRS 16, the company generated USD 380 million equity free cash flow boosted by the first of two payments (USD 175 million) from Ericsson, the second of which is expected to be received in Q2 2019 KEY DEVELOPMENTS • VEON submitted a mandatory tender offer in relation to Global Telecom Holding (“GTH”) in a further attempt by VEON to address its strategic relationship with GTH • A revised technology infrastructure agreement was concluded with Ericsson, resulting in exceptional income of USD 350 million, which is accounted for in EBITDA in Q1 2019. Half of this amount (USD 175 million) was received in Q1 2019, contributing to equity free cash flow, and the remaining half is expected to be received in Q2 2019 • VEON’s free float increased to 34.9% following the sale by Telenor East Holding II AS of 100 million VEON shares through a public offering OUTLOOK • VEON confirms FY 2019 guidance5 of low single-digit organic revenue growth and low to mid-single digit organic EBITDA growth, as well as around USD 1 billion of equity free cash flow excluding licenses and including exceptional income Q1 2019 2

TROND WESTLIE, CHIEF FINANCIAL OFFICER, COMMENTS: “The first quarter of 2019 saw continued strength in our operating businesses and was a confident step towards the financial targets we set out at the start of the year. I am encouraged by signs that our commitment to organically reducing cost intensity by one percentage point annually is yielding early results, despite our guidance that the financial impact of this three-year initiative will not be realised before the second half of 2019. Currency developments continue to impact our reported numbers and the evolution of our equity free cash flow, but we remain optimistic about the long-term opportunities presented by our emerging markets, many of which remain in an early stage of digital adoption.” 1 Key results compare to prior year results unless stated otherwise 2 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations 3 Cost intensity ratio is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue. Based on FY 2018, in USD million (3,697+1,701-133)/8,526 4 Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations 5 FY 2019 targets exclude the impact of the introduction of IFRS 16 Q1 2019 3

VEON

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	1Q19	1Q19 pre-IFRS 16	1Q18	Reported YoY	Reported YoY pre-IFRS 16	Organic YoY [1]
Total revenue, of which	2,124	2,124	2,250	(5.6%)	(5.6%)	7.4%
mobile and fixed service revenue	2,005	2,005	2,156	(7.0%)	(7.0%)	5.5%
mobile data revenue	567	567	505	12.3%	12.3%	26.4%
EBITDA	1,298	1,172	854	52.0%	37.3%	10.3%
EBITDA margin (EBITDA/total revenue)	61.1%	55.2%	38.0%	23.1p.p.	17.2p.p.	1.0p.p.
(Loss)/Profit from continued operations	530	564	42	n.m.	n.m.	
Profit/(Loss) from discontinued operations	-	-	(130)	n.m.	n.m.	
Profit for the period	530	564	(88)	n.m.	n.m.	
Equity free cash flow excl. licenses [2]	457	380	334	36.8%	13.8%	
Capital expenditures excl. licenses	444	389	355	25.0%	9.5%	
LTM capex excl. licenses/revenue	16.8%	16.2%	16.4%	0.4p.p.	(0.2p.p.)	
Net debt	8,265	6,197	8,966	(7.8%)	(30.9%)	
Net debt/LTM EBITDA	2.2	1.7	2.5			
Total mobile customer (millions)	211	211	211	0.3%	0.3%	
Total fixed-line broadband customers (millions)	3.9	3.9	3.6	8.3%	8.3%	

1 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations

2 Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

VEON Q1 2019 4

CONTENTS MAIN EVENTS .............................................................................................. 6 GROUP PERFORMANCE .................................................................................. 8 COUNTRY PERFORMANCE .............................................................................. 1 1 CONFERENCE CALL INFORMATION .................................................................... 18 ATTACHMENTS ........................................................................................... 21 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow excluding licenses, organic growth, capital expenditures excluding licenses, are reconciled to the comparable IFRS measures in Attachment C. As a result of the termination of the agreement to sell its Pakistan tower business, the Company amended prior periods presented in the interim consolidated financial statements to retrospectively recognize the depreciation charge of USD 37 million per annum that would have been recognized had the disposal group not been classified as held for sale. IMPACT OF IFRS 16 - LEASES ON FINANCIAL INFORMATION From 1 January 2019, VEON has adopted International Financial Reporting Standards (IFRS) 16 (Leases). VEON is presenting Q1 2019 results excluding the impact of IFRS 16 for comparability purposes with prior periods, as well as presenting reported results which will reflect the new baseline for future period over period comparisons. All forward looking targets exclude the impact of the introduction of IFRS 16 in FY 2019. All comparisons are on a year on year basis unless otherwise stated. Q1 2019 5

MAIN EVENTS Q1 2019 REVENUE AND EBITDA ORGANIC1 GROWTH IN LINE WITH FY 2019 FINANCIAL GUIDANCE; REPORTED REVENUE DECLINE IMPACTED BY CURRENCY WEAKNESS Organic revenue growth of 7.4% and organic EBITDA growth of 10.3% year on year were mainly attributable to operational strength in Pakistan and Ukraine, and organic EBITDA margin improvement of 1.0 percentage points year on year was attributable to lower costs. Q1 2019 operational performance was consistent with FY 2019 guidance of low single-digit organic revenue growth and for low to mid-single digit organic EBITDA growth. Reported revenue continued to be impacted by currency weakness and decreased by 5.6% to USD 2,124 million due to currency headwinds of USD 291 million. COST INTENSITY IMPROVED BY 1.9 PERCENTAGE POINTS DURING Q1 2019 Cost intensity improved by 1.9 percentage points year on year during Q1 2019, attributable to lower service costs in Russia and Ukraine and the early impact of other cost reduction initiatives across the Group’s operating companies. VEON announced with its 2018 results its commitment to reduce Group’s cost intensity ratio by at least 1 percentage point organically1 per annum between 2019 and 2021, from 61.8% as reported in FY 2018. Efficiency initiatives are focused on service costs and technology, commercial, general and administrative expenses and were expected to be visible starting from the second half of 2019. At the Group level, the main contributor to cost intensity improvement for 2019 is still expected to be further reduction in VEON’s corporate costs. Cost intensity is defined as service costs plus selling, general and administrative costs less other revenue divided by total service revenue. EBITDA WAS BOOSTED BY EXCEPTIONAL INCOME OF USD 350 MILLION IN Q1 2019 VEON announced in February 2018 a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. As a result of this arrangement, VEON recorded exceptional income of USD 350 million from Ericsson as EBITDA in Q1 2019. USD 175 million was received in Q1 2019 and the remaining half is expected to be received in Q2 2019. This revised arrangement enables VEON to continue upgrading its IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. This upgrade is expected to support the creation of a more personalized, richer experience of VEON’s services for customers and, over time, reduce overall operating costs. IFRS 16 IMPACT IFRS 16 replaced the IAS 17 Leases and became effective on 1 January 2019. The new lease standard requires assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding lease liability. The opening balance of the lease asset and lease liability amounted to USD 1.9 billion with no material impact on opening equity (i.e. an equal increase in assets and liabilities). The amount was recorded in January 2019. As a rule, lease expenses are no longer recorded in the income statement from 1 January 2019. Instead, new depreciation and interest expenses are recorded stemming from the newly recognized lease assets and lease liabilities. In addition, leasing expenses are no longer presented as operating cash outflows in the statement of cash flows, but instead are included as part of the financing cash outflow. Interest expenses from the newly recognized lease liability are presented in the cash flow from operating activities. The IFRS 16 impact in Q1 2019 is presented throughout this document. 1 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations Q1 2019 6

FINAL 2018 DIVIDEND OF US 17 CENTS PER SHARE PAID ON 20 MARCH 2019 On 20 March 2019, VEON paid a final dividend in respect of the 2018 financial year of US 17 cents per share, bringing total 2018 dividends to US 29 cents per share. VEON’S FREE FLOAT INCREASED TO 34.9% AFTER TELENOR’S SALE OF VEON SHARES VEON’s free float increased further to 34.9% after Telenor East Holding II AS (“Telenor”) sold 100,000,000 common shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global Select Market at a public offering price of USD 2.16 (approximately Euro 1.92) per ADS. The offering, which represents 5.7% of VEON's total outstanding equity, followed prior offerings by Telenor in September 2016, April 2017 and September 2017. The transaction settled on 29 March 2019 and Telenor now holds approximately 8.9% of VEON’s total outstanding shares. VEON did not receive any proceeds from Telenor’s sale of VEON shares and the sale did not result in any dilution of VEON´s issued and outstanding shares. VEON SUBMITTED MANDATORY TENDER OFFER IN RELATION TO GLOBAL TELECOM HOLDING (“GTH”) On 10 February 2019, VEON submitted a public mandatory cash tender offer (“MTO”) with the Egyptian Financial Regulatory Authority for the purchase of up to 1,997,639,608 shares, representing 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share. The proposed offer price represents a 45.8% premium over GTH’s average three months share price and 50.5% premium over GTH’s average six months share price, respectively, to 7 February 2019. As previously announced, VEON intends to take GTH private following the MTO. Q1 2019 7

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	1Q19	1Q19 Pre-IFRS16	1Q18	Reported YoY	Reported pre-IFRS 16 YoY	Organic[1] YoY
Total revenue	2,124	2,124	2,250	(5.6%)	(5.6%)	7.4%
Russia	1,048	1,048	1,166	(10.2%)	(10.2%)	4.4%
Pakistan	362	362	368	(1.5%)	(1.5%)	23.6%
Algeria	192	192	203	(5.2%)	(5.2%)	(1.3%)
Bangladesh	134	134	129	3.5%	3.5%	4.5%
Ukraine	188	188	156	20.2%	20.2%	20.2%
Uzbekistan	64	64	76	(15.6%)	(15.6%)	(13.3%)
HQ	-	-	-			
Other and eliminations	136	136	152	(10.5%)		
Service revenue	2,005	2,005	2,156	(7.0%)	(7.0%)	5.5%
Russia	960	960	1,110	(13.6%)	(13.6%)	0.5%
Pakistan	337	337	341	(1.1%)	(1.1%)	24.1%
Algeria	192	192	201	(4.9%)	(4.9%)	(1.0%)
Bangladesh	131	131	125	4.4%	4.4%	5.4%
Ukraine	187	187	156	20.0%	20.0%	20.0%
Uzbekistan	64	64	76	(15.6%)	(15.6%)	(13.3%)
HQ	-	-	-		-	
Other and eliminations	135	135	148	(8.5%)	-	
EBITDA	1,298	1,172	854	52.0%	37.3%	10.3%
Russia	468	386	443	5.6%	(12.8%)	1.3%
Pakistan	183	170	175	5.0%	(2.5%)	22.3%
Algeria	89	81	91	(2.2%)	(10.9%)	(7.3%)
Bangladesh	60	50	47	28.6%	7.4%	8.4%
Ukraine	118	113	89	33.4%	27.7%	27.8%
Uzbekistan	32	31	34	(6.1%)	(9.0%)	(6.5%)
HQ	296	296	(80)	n.m.	n.m.	
Other and eliminations	52	52	55	(4.9%)	(4.9%)	
EBITDA margin	61.1%	55.2%	38.0%			

[1] Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations

Reported total revenue decreased by 5.6% year on year in Q1 2019 to USD 2.1 billion, driven by good operational performance that was more than offset by currency headwinds of USD 291 million. Organically, total revenue increased by 7.4% mainly as a result of revenue growth in Pakistan, Ukraine, Bangladesh and Russia. The total revenue organic trend was supported by good organic growth in mobile data revenue, which increased by 26.4% for the quarter. Reported mobile data revenue was impacted by currency headwinds of approximately USD 131 million and increased by 12.3%. Mobile customers slightly increased year on year to 211 million at the end of Q1 2019, with customer growth in Pakistan, Algeria and Bangladesh which was partially offset by a decrease in the customer base in Russia and Uzbekistan.

EBITDA pre-IFRS 16 increased by 37.3% to USD 1,172 million in Q1 2019, primarily due to the exceptional income of USD 350 million related to the revised arrangement with Ericsson, while currency headwinds of USD 119 million negatively impacted EBITDA performance. EBITDA pre-IFRS 16, adjusted for the exceptional income, grew organically by 10.3% mainly driven by strength in Russia, Pakistan, Bangladesh and Ukraine. Reported EBITDA increased by 52% year on year.

VEON Q1 2019 8

Adjusted for the positive effect of IFRS 16, the company generated USD 380 million in equity free cash flow during Q1 2019, an increase of 13.8% year on year. This includes USD 175 million received from Ericsson, with the remaining half expected to be received in Q2 2019. In Q1 2018, equity free cash flow excluding licenses was positively impacted by USD 40 million, related to a one-off adjustment to a vendor arrangement. Reported equity free cash flow was USD 457 million in Q1 2019

VEON's HQ segment consists largely of the costs of VEON's headquarters in Amsterdam and reported positive EBITDA of USD 296 million, driven by exceptional income of USD 350 million. Adjusted for this positive impact, corporate costs were USD 54 million in Q1 2019, down 33% year on year, as a result of lower year on year severance costs, a reduction in costs for variable remuneration plans, lower headcount and lower costs for external services. VEON is on track to deliver on its target to reduce corporate costs by approximately 25% in FY 2019 from USD 359 million in FY 2018 and maintains the mid-term ambition to halve the run-rate of its corporate costs between FY 2017 (USD 431 million) and year-end 2019.

"Other" in Q1 2019 includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations and services and intercompany eliminations.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	1Q19	1Q19 Pre-IFRS16	1Q18	Reported YoY	Reported pre-IFRS 16 YoY
Total revenue	2,124	2,124	2,250	(5.6%)	(5.6%)
Service revenue	2,005	2,005	2,156	(7.0%)	(7.0%)
EBITDA	1,298	1,172	854	52.0%	37.2%
EBITDA margin	61.1%	55.2%	38.0%	23.1p.p.	17.2p.p.
Depreciation, amortization, impairments and other	(510)	(401)	(500)		
EBIT (Operating Profit)	788	772	354		
Financial income and expenses	(197)	(151)	(198)		
Net foreign exchange (loss)/gain and others	14	14	12		
Share of (loss)/profit of joint ventures and associates	-	-	(0)		
Other non operating gains / losses	4	4	(9)		
(Loss)/Profit before tax	609	638	159		
Income tax expense	(79)	(75)	(117)		
(Loss)/Profit from continued operations	530	564	42		
(Loss)/Profit from discontinued operations	-	-	(130)		
(Loss)/Profit for the period attributable to VEON shareholders	530	564	(88)		

	1Q19	1Q19 Pre-IFRS16	1Q18	Reported YoY	Reported pre-IFRS 16 YoY
Capex	448	393	754	(40.6%)	(47.9%)
Capex excl. licenses	444	389	355	25.0%	9.5%
Capex excl. licenses/revenue	21.5%	18.3%	15.8%	5.7p.p.	2.5p.p.
LTM capex excl. licenses/revenue	16.8%	16.2%	16.4%	0.4p.p.	(0.2p.p.)

Note: prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation and retrospective recognition of depreciation and amortization charges in respect of Deodar

Q1 2019 ANALYSIS

EBITDA pre-IFRS 16 increased by 37.2% year on year, boosted by exceptional income of USD 350 million in respect of a revised arrangement with Ericsson which more than offset currency headwinds of USD 119 million. Reported EBITDA increased by 52.0%. Operating profit pre-IFRS 16 for the quarter increased by USD 418 million to USD 772 million, mainly due to increase in EBITDA and lower depreciation and amortization charges during the quarter.

Profit before tax pre-IFRS 16 was USD 638 million in Q1 2019, compared to a profit before tax of USD 159 million in Q1 2018. Reported profit before tax increased to USD 609 million in Q1 2019. The year on year decrease in finance income and expenses pre-IFRS 16 was mostly due to the lower debt level during the quarter, which was more than offset by the

VEON Q1 2019 9

slight increase in cost of debt as a result of an increase in the Russian ruble debt portion. Net foreign exchange gain and other was stable year on year.

Pre-IFRS 16 income tax expenses decreased to USD 75 million in Q1 2019 from USD 117 million in Q1 2018, driven by a decrease in corporate income tax rate in Uzbekistan in addition to lower tax expenses in Russia, which were driven by one-off deductible expenses.

In Q1 2019, the company recorded a net profit for the period attributable to VEON´s shareholders of USD 530 million, driven by one-off exceptional income of USD 350 million, partially offset by the impact of the introduction of IFRS 16.

Capex excluding licenses increased to USD 389 million in Q1 2019, due to a more equal quarterly distribution of expenditures compared to last year in addition to Yarovaya investments in Russia. The ratio of LTM capex excluding licenses pre-IFRS 16 to revenue for the last twelve months was 16.2%, broadly stable year on year.

FINANCIAL POSITION & CASH FLOW

USD million	1Q19	1Q19 Pre-IFRS 16	4Q18	QoQ	QoQ Pre-IFRS 16
Total assets	16,676	14,638	14,102	18.2%	3.8%
Shareholders' equity	3,933	3,933	3,670	7.2%	7.2%
Gross debt	9,533	7,465	7,298	30.6%	2.3%
Net debt	8,265	6,197	5,469	51.1%	13.3%
Net debt/LTM EBITDA	2.2	1.7	1.7		

USD million	1Q19	1Q19 Pre-IFRS 16	1Q18	YoY	YoY Pre-IFRS 16
Net cash from/(used in) operating activities	805	728	702	103	26
Net cash from/(used in) investing activities	(1,026)	(1,026)	368	(1,394)	(1,394)
Net cash from/(used in) financing activities	(389)	(389)	(1,001)	612	612

Total assets pre-IFRS 16 slightly increased during Q1 2019, mainly due to improved working capital related to a one-off receivable of USD 175 million in respect of the revised partnership with Ericsson.

Gross debt increased during Q1 2019 mainly due to the impact of the introduction of IFRS 16 and a drawdown under the Revolving Credit Facility in HQ Amsterdam to fund the collateral for the MTO, partially offset by bond repayments in February 2019 of approximately USD 600 million. Driven by debt repayments and currency swaps in Q3 and Q4 2018, VEON significantly improved its currency mix of debt as it reduced its exposure to euro denominated debt and increased its Russian ruble debt exposure. The Group's net debt/LTM EBITDA pre-IFRS 16 ratio was 1.7x at the end of Q1 2019.

Net cash from operating activities increased year on year, mainly due to exceptional income described above in addition to lower interest expenses and lower income tax paid.

Net cash flow used in investing activities decreased as a result of the outflow in deposits of USD 640 million in HQ Amsterdam driven by the amounts pledged as collateral for the MTO, and 1Q18 cancellation of the Mandatory Tender Offer in relation to GTH that was submitted in November 2017 that resulted in the release of cash that had been pledged as collateral.

Net cash used in financing activities decreased in Q1 2019 compared to Q1 2018, primarily as a result of debt repayments. In Q1 2019 net cash used in financing activities was also impacted by USD 315 million of final dividend payments in March 2019 to VEON equity holders of which USD 30 million paid to non-controlling interests.

Net debt includes cash balances of USD 645 million pledged as collateral for the MTO. Excluding this net debt would have been USD 7,620 million and the net debt/ LTM EBITDA ratio would have been approximately 2.1x.

VEON Q1 2019 10

COUNTRY PERFORMANCE

- Russia
- Pakistan
- Algeria
- Bangladesh
- Ukraine
- Uzbekistan

RUSSIA

RUB million	1Q19	1Q18	YoY
Total revenue	69,247	66,351	4.4%
Mobile service revenue	54,933	54,282	1.2%
Fixed-line service revenue	8,502	8,867	(4.1%)
EBITDA	30,934	25,204	22.7%
EBITDA margin	44.7%	38.0%	6.7p.p.
EBITDA pre-IFRS 16	25,530	25,204	1.3%
EBITDA margin pre-IFRS 16	36.9%	38.0%	(1.1p.p.)
Capex excl. licenses	17,465	9,007	93.9%
LTM Capex excl. licenses /revenue	18.7%	14.8%	3.9p.p.
Capex excl. licenses pre-IFRS 16	14,962	9,007	66.1%
LTM Capex excl. licenses /revenue pre-IFRS 16	17.9%	14.8%	3.1p.p.
Mobile			
Total revenue	60,708	57,452	5.7%
- of which mobile data	15,021	15,138	(0.8%)
Customers (mln)	54.2	56.3	(3.6%)
- of which data users (mln)	35.1	36.7	(4.2%)
ARPU (RUB)	333	315	5.7%
MOU (min)	297	307	(3.3%)
Data usage (MB/user)	4,697	3,234	45.3%
Fixed-line			
Total revenue	8,539	8,899	(4.0%)
Broadband revenue	2,661	2,560	4.0%
Broadband customers (mln)	2.4	2.3	7.2%
Broadband ARPU (RUB)	369	379	(3.0%)

In Russia, the market continued to grow during Q1 2019 and Beeline reported solid total revenue growth year on year, mainly as a result of the strong increase in sales of equipment and accessories and positive ARPU dynamics. EBITDA continued its growth trajectory, driven by the increase in revenue. From January 2019, VAT increased to 20% from 18% in Russia.

Total revenue in Q1 2019 increased by 4.4% year on year to RUB 69.2 billion, driven by an increase in mobile service revenue and strong growth in sales of equipment and accessories of 88% to RUB 5.6 billion, which were attributable to the expansion in monobrand stores. Mobile service revenue increased by 1.2% to RUB 54.9 billion, mainly driven by growth in VAS, content and revenue from mobile financial services. Mobile customers decreased by 3.6% to 54.2 million as a result of a reduction in gross sales through alternative distribution channels after the expansion of Beeline monobrand stores during FY 2018, while churn continued to improve, declining by 4.8 percentage points year on year. The negative effect of the strategic shift in the distribution channel mix on the customer base is expected to disappear during H2 2019, since the integration of the Euroset stores was finalized in August 2018. Mobile ARPU increased by 5.7% year on year, but the growth slowed down sequentially, due to the high comparison base and intensifying competition in the market.

Fixed-line revenue, adjusted for the centralization of transit services revenue in VEON Wholesale Services, grew in Q1 2019, driven by continued improvements in the B2C and B2B segments. VEON Wholesale Services is a Group division based in Amsterdam centrally managing arrangements of VEON Group companies with international carriers and

VEON Q1 2019 11

reported in revenue of the Group's segment as "other". Reported fixed-line service revenue declined by 4.1%, due to a decrease of approximately RUB 0.4 billion in transit traffic service revenue, excluding which fixed-line revenue would have increased by 0.9%. The Fixed Mobile Convergence ("FMC") proposition continues to play an important role in the turnaround of the fixed-line business for Beeline. The FMC customer base grew by 19.7% year on year in Q1 2019 to more than 1.1 million, which represents a 46% FMC customer penetration in the broadband customer base, supporting improvements in broadband customer churn.

EBITDA pre-IFRS 16 continued to grow, raising by 1.3% year on year driven by the revenue increase, leading to an EBITDA margin of 36.9%. The year on year decrease in EBITDA margin pre-IFRS 16, was driven by the change in revenue mix as a result of the strong growth in sales of equipment and accessories, which are characterized by lower margins. The impact of the change in revenue mix on EBITDA margin in Q1 2019 was approximately 1.6 percentage points. Spectrum fees were reduced to previous levels from January 2019 after they were temporarily increased during Q3 and Q4 2018. Reported EBITDA increased by 22.7% to RUB 30.9 billion in Q1 2019.

Capex excluding licenses pre-IFRS 16 increased by 66.1%, as a result of increased network investments and investments related to the Yarovaya law. Beeline continues to invest in network development to ensure it has the best quality infrastructure that is ready to integrate new technologies. The LTM capex (excluding licenses) to revenue ratio pre-IFRS 16 was 17.9% in Q1 2019. The reported capex excluding licenses more than doubled year on year during the quarter.

Yarovaya Law-related investment plans are progressing in alignment with legal requirements.

PAKISTAN

PKR billion	1Q19	1Q18	YoY
Total revenue	50,595	40,943	23.6%
Mobile service revenue	47,118	37,960	24.1%
of which mobile data	13,599	7,003	94.2%
EBITDA	25,609	19,442	31.7%
EBITDA margin	50.6%	47.5%	3.1p.p.
EBITDA pre-IFRS 16	23,781	19,442	22.3%
EBITDA margin pre-IFRS 16	47.0%	47.5%	(0.5p.p.)
Capex excl. licenses	7,216	7,334	(1.6%)
LTM Capex excl. licenses /revenue	12.4%	17.8%	(5.3p.p.)
Capex excl. licenses pre-IFRS 16	7,059	7,334	(3.7%)
LTM Capex excl. licenses /revenue pre-IFRS 16	12.4%	17.8%	(5.3p.p.)
Mobile			
Customers (mln)	58.3	55.1	5.8%
- of which data users (mln)	34.8	30.5	14.4%
ARPU (PKR)	272.4	232.2	17.4%
MOU (min)	549	538	1.9%
Data usage (MB/user)	1669	821	103.4%

The Pakistan market remained competitive in Q1 2019, particularly in data and social network offers aimed at offering new services to drive growth. However, Jazz maintained its price premium positioning by making several price monetization moves in the quarter.

Jazz continued to show growth in both revenue and customers despite these competitive market conditions. In Q1 2019, total revenue growth (+23.6% year on year) accelerated sequentially; 10.9% of this growth came from business performance and 12.7% was driven by higher usage by customers, mainly due to suspension of taxes collected ("suo moto"[1] order) from customers by mobile operators, which continued in Q1 2019 and provided the whole market with additional revenue growth. Mobile data revenue growth accelerated sequentially to 94.2% year on year, driven by an

VEON Q1 2019 12

increase in data customers and a doubling of data usage through higher bundle penetration and continued data network expansion.

The customer base increased quarter on quarter by 3.8% and by 5.8% year on year, driven by data network expansion and growth in data customers, which increased by 14.4% year on year. The quarter on quarter customer trend reflects our commercial strategy to focus on high quality customers in order to further improve new sale customer mix, leveraging on network quality of service.

EBITDA pre-IFRS 16 grew year on year by 22.3% driven by revenue growth, resulting in an EBITDA margin of 47.0%.

Excluding tax-related factors EBITDA year on year growth pre-IFRS 16 would have been 9.8%. From Q1 2019, EBITDA also absorbs the negative accounting impact of minimum tax on revenue (~PKR 0.6 billion in Q1), booked above EBITDA, which diluted EBITDA margin by 1.3 percentage points. Reported EBITDA in Q1 2019 increased by 31.7% year on year to PKR 25.6 billion.

In Q1 2019, capex excluding licenses pre-IFRS16 slightly decreased to PKR 7.1 billion. Reported capex excluding licenses slightly decreased year on year to PKR 7.2 billion.

At the end of Q1 2019, 3G was offered in more than 368 cities while 4G/LTE was offered in 184 cities (defined as cities with at least three base stations). At the end of Q1 2019, population coverage of Jazz's 3G and 4G/LTE networks was 52% and 39% respectively.

The Supreme Court of Pakistan has revoked the previous "suo moto" order[1]. From Q3 2018 till Q1 2019, revenue was positively impacted by ~PKR 5.2 billion and EBITDA by ~PKR 2.4 billion on average per quarter.

Spectrum renewal (Ex-Warid) for 15 years has not yet taken place and we are exploring all options given certain challenges in the renewal process.

[1] In June 2018, the Supreme Court ordered ("suo moto") an interim suspension of the deduction of taxes on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenues

ALGERIA

DZD billion	1Q19	1Q18	YoY
Total revenue	22.8	23.1	(1.3%)
Mobile service revenue	22.7	23.0	(1.0%)
of which mobile data	6.3	5.0	26.2%
EBITDA	10.6	10.4	1.8%
EBITDA margin	46.3%	44.9%	1.4p.p.
EBITDA pre-IFRS 16	9.6	10.4	(7.3%)
EBITDA margin pre-IFRS 16	42.1%	44.9%	(2.7p.p.)
Capex excl. licenses	2.3	1.6	44.3%
LTM capex excl. licenses/revenue	14.1%	13.5%	0.6p.p.
Capex excl. licenses pre-IFRS 16	2.1	1.6	30.0%
LTM capex excl. licenses/revenue pre-IFRS 16	13.9%	13.5%	0.4p.p.
Mobile			
Customers (mln)	16.0	15.3	4.5%
- of which mobile data customers (mln)	9.5	8.0	18.3%
ARPU (DZD)	474	504	(5.8%)
MOU (min)	420	437	(4.0%)
Data usage (MB/user)	2,244	1,065	110.8%

In Algeria, operating trends further stabilized during Q1 2019, with the customer base growing quarter on quarter. The market remains challenging with intense competition in prices as well as channel related incentives, and a regulatory and macro-economic environment which remains characterized by inflationary pressures and import restrictions on

VEON Q1 2019 13

certain goods. In addition, a complementary law to the Finance Law introduced on 15 July 2018 further increased the tax on recharge transfer between operators and distributors from 0.5% to 1.5%, with financial impact in H1 2018 and Q1 2019. Against an overall context of economic slowdown and growing inflation, market competition on both voice and data, evident during 2018, continued, putting strong pressure on prices and ARPU. Djezzy kept its focus on both prepaid and post-paid with a segmented approach, aiming to drive up value while protecting and sequentially improving its customer base with competitive offers on data. Total revenue decreased by 1.3% year on year, a significantly lower pace of decline compared to Q4 2018 (-4.5% year on year excluding favourable adjustments), as a result of operational stabilization with sequential customer growth. Price competition, in both voice and data, caused a continued reduction in ARPU, which declined by 5.8% year on year. Djezzy’s Q1 2019 service revenue was DZD 22.7 billion, a 1.0% year on year decline, while data revenue growth was 26.2% year on year, due to higher usage and an increase in data customers as a result of 3G and 4G/LTE network roll- out. This data revenue growth is still supported by the change towards a more aggressive data pricing strategy that has been in place since the beginning of 2018. The net customer additions trend, which was still positive during Q1 2019, led to customer growth of 1.3% quarter on quarter and 4.5% year on year. The quarter on quarter growth was mainly driven by the continued positive uptake of new offers launched earlier in the year. In June 2018, Djezzy migrated to its new DBSS platform, resulting in a slight increase in technology opex. This new platform offers Djezzy simplification, agility and a faster time to market for new services, coupled with improved customer service. Going forward, DBSS, as a cornerstone of Djezzy’s digitization, will allow the development of bespoke offers to customers via automatized customer value management tools. EBITDA pre-IFRS 16 decreased year on year by 7.3%, resulting in a margin of 42.1%. The decline in revenues, coupled with increased taxation and an increase of technology and commercial costs such as additional channel incentives were only partly offset by media spending optimization. Reported EBITDA increased by 1.8% year on year to DZD 10.6 billion. The new Finance Law, effective from January 2018, and further tax increases from mid-July continue to impact year on year performance. As a result of this new taxation, Djezzy’s EBITDA was negatively impacted in Q1 2019 by approximately DZD 197 million. The impact on EBITDA from taxation and the increase in technology and commercial costs was only partially offset by the positive impact of full symmetry in mobile termination rates (partial symmetry since 31 October 2017, full symmetry achieved in November 2018). At the end of Q1 2019, the company’s 4G/LTE services covered 28 wilayas and close to 27% of Algeria’s population, while its 3G network covered all 48 wilayas and approximately 74% of Algeria´s population. In Q1 2019, capex excluding licenses pre-IFRS 16 was DZD 2.1 billion, representing a 30.8% increase year on year due to an acceleration of 4G/LTE roll-out activity (visible also in Q4 2018), with a capex (excluding licenses) pre-IFRS 16 to LTM revenue ratio of 13.9%. Q1 2019 14

BANGLADESH

BDT billion	1Q19	1Q18	YoY
Total revenue	11.2	10.7	4.5%
Mobile service revenue	11.0	10.4	5.4%
of which mobile data	2.2	1.6	36.0%
EBITDA	5.0	3.9	29.8%
EBITDA margin	44.8%	36.1%	8.7p.p.
EBITDA pre-IFRS 16	4.2	3.9	8.4%
EBITDA margin pre-IFRS 16	37.4%	36.1%	1.4p.p.
Capex excl. licenses	1.3	4.6	(70.8%)
LTM capex excl. licenses/revenue	10.3%	26.5%	(16.2p.p.)
Capex excl. licenses pre-IFRS 16	1.2	4.6	(74.4%)
LTM capex excl. licenses/revenue pre-IFRS 16	9.9%	26.5%	(16.7p.p.)
Mobile			
Customers (mln)	33.0	32.2	2.4%
- of which mobile data customers (mln)	20.4	18.1	12.4%
ARPU (BDT)	112	109	2.6%
MOU (min)	232	272	(14.7%)
Data usage (MB/user)	1,200	600	99.8%

The market in Bangladesh during Q1 2019 was still characterized by price pressure led by competition, mostly in data offers.

The regulatory environment remains challenging and limits customer growth in the market. For example, the restriction on sale of subsequent SIM card within 3-hours of purchase of the preceding SIM using the same national identity card has impacted gross additions across the mobile industry in Bangladesh since Q2 2018.
Against this backdrop, Banglalink continued to focus on acquiring customers in Q1 2019, with improved network availability and managed to deliver year on year revenue growth for the second quarter in a row, alongside EBITDA growth after seven consecutive declining quarters.

Total revenue in Q1 2019 grew by 4.5% year on year, driven by an acceleration of service revenue, which increased by 5.4% year on year to BDT 11.0 billion. The increase represents a continuation of the positive trend seen in Q4 2018, despite Banglalink's 3G network coverage gap compared to competitors. Service revenue increased by 2.5% quarter on quarter in Q1 2019, an improvement compared to last year when Q1 2018 was flat versus Q4 2017. The revenue increase was mainly driven by an acceleration of data revenue growth resulting from network improvements, following spectrum acquisition in Q1 2018 and enhanced network availability, along with the continued expansion of Banglalink's distribution footprint. The customer base grew by 2.4% year on year and by 2.0% quarter on quarter, supported by improved distribution and network availability, notwithstanding the intense pricing pressure in the market. ARPU increased by 2.6% year on year driven by higher voice and data, supported by the introduction of flat tariffs. Data revenue increased by 36.0% year on year, a sequential acceleration (+25.2% in Q4 2018) driven by increased smartphone penetration and doubled data usage year on year to 1,200 MB, along with 12.4% year on year growth in active data users.

EBITDA pre-IFRS16 grew year on year by 8.4%, driven by the revenue increase. EBITDA margin pre-IFRS 16 increased by 1.4 percentage points to 37.4%. Reported EBITDA in Q1 2019 increased by 29.8% year on year to BDT 5.0 billion.

In Q1 2019, capex excluding licenses pre-IFRS 16 significantly decreased year on year to BDT 1.2 billion (-74.4% year on year) reflecting an exceptionally high capex level in Q1 2018 aimed at improving network resilience and by a temporary slowdown of sites rollout in Q1 2019 triggered by the new telecommunication infrastructure regulation. 3G

VEON Q1 2019 15

network population coverage was approximately 72% at the end of Q1 2019. The roll-out of 4G/LTE is in progress and the service, which was launched in February 2018, covered a population of over 18% at the end of Q1 2019.

UKRAINE

UAH million	1Q19	1Q18	YoY
Total revenue	5,125	4,263	20.2%
Mobile service revenue	4,763	3,949	20.6%
Fixed-line service revenue	329	295	11.4%
EBITDA	3,223	2,412	33.6%
EBITDA margin	62.9%	56.6%	6.3p.p.
EBITDA pre-IFRS 16	3,083	2,412	27.8%
EBITDA margin pre-IFRS-16	60.2%	56.6%	3.6p.p.
Capex excl. licenses	983	687	43.1%
LTM capex excl. licenses/revenue	17.3%	15.2%	2.2p.p.
Capex excl. licenses pre-IFRS 16	795	687	15.7%
LTM capex excl. licenses/revenue pre-IFRS 16	16.4%	15.2%	1.2p.p.
Mobile			
Total operating revenue	4,772	3,968	20.3%
- of which mobile data	2,454	1,341	83.0%
Customers (mln)	26.3	26.5	(0.7%)
- of which data customers (mln)	15.4	12.9	19.3%
ARPU (UAH)	60	49	22.8%
MOU (min)	585	586	(0.2%)
Data usage (MB/user)	3,059	1,543	98.3%
Fixed-line			
Total operating revenue	329	295	11.4%
Broadband revenue	209	181	15.5%
Broadband customers (mln)	0.9	0.8	11.9%
Broadband ARPU (UAH)	75	71	5.9%

In Ukraine, Kyivstar continued to deliver good results in a growing market, driven by successful marketing activities and high data growth, offering a high-quality network and focusing on high value customers.

Kyivstar continued its strong performance in Q1 2019, with total revenue increasing by 20.2% year on year to UAH 5.1 billion. Mobile service revenue grew by 20.6% to UAH 4.8 billion, driven by strong data revenue growth. Strong data customer and data usage growth led to an ARPU increase of 22.8% year on year to UAH 60. Kyivstar´s mobile customer base slightly decreased by 0.7% to 26.3 million following Ukrainian demographical trends. Within this, data penetration continued to increase and data customers grew 19% year on year against a market backdrop of low 4G/LTE user penetration.

Fixed-line service revenue grew by 11.4% year on year to UAH 329 million, driven by an increase in the fixed broadband customer base of 11.9% year on year, while fixed broadband ARPU increased by 5.9% year on year to UAH 75.

EBITDA pre-IFRS 16 increased by 27.8% year on year, resulting in an EBITDA margin of 60.2%. Strong EBITDA growth was driven by revenue growth and lower service costs. Margin investment in customer acquisition was more than offset by realized cost efficiencies and higher revenues. Reported EBITDA increased by 33.6% year on year to UAH 3.2 billion.

Capex excluding licenses pre-IFRS 16 increased by 15.7% to UAH 795 million. Kyivstar continued to focus on 3G network improvement and further 4G/LTE roll-out during the quarter. Reported capex excluding licenses increased by 43.1% and stood at UAH 983 million.

VEON Q1 2019 16

UZBEKISTAN

UZS mln	1Q19	1Q18	YoY
Total revenue	534,673	616,683	(13.3%)
Mobile service revenue	530,825	611,822	(13.2%)
- of which mobile data	235,544	186,305	26.4%
Fixed-line service revenue	3,537.8	4,215.8	(16.1%)
EBITDA	266,429	276,075	(3.5%)
EBITDA margin	49.8%	44.8%	5.1p.p.
EBITDA pre-IFRS 16	258,126	276,075	(6.5%)
EBITDA margin pre-IFRS 16	48.3%	44.8%	3.5p.p.
Capex excl. licenses	230,187	75,249.4	205.9%
LTM Capex excl. licenses/revenue	19.0%	11.4%	6.7p.p.
Capex excl. licenses pre-IFRS 16	207,019	75,249	175.1%
LTM Capex excl. licenses/revenue pre-IFRS 16	18.1%	11.4%	6.7p.p.
Mobile			
Customers (mln)	9.0	9.6	(6.2%)
- of which mobile data customers (mln)	5.6	5.2	8.2%
ARPU (UZS)	19,446	21,152	(8.1%)
MOU (min)	576	546	5.5%
Data usage (MB/user)	1,791	754	137.4%

Total revenue for the quarter decreased by 13.3% year on year to UZS 534.7 billion driven by the negative impact of the reduction in mobile termination rates (UZS 37 billion), the introduction of the 15% excise tax (UZS 76 billion) and a one-off revenue adjustment (UZS 16 billion), partially offset by repricing activities. Adjusted for these negative effects, the growth would have been 7.7% year on year. Mobile data traffic more than doubled and mobile data revenue, adjusted for the negative impact from the introduction of the 15% excise tax, increased by 44% year on year, supported by the continued roll-out of high-speed data networks, increased smartphone penetration and the increased penetration of bundled offerings in Unitel´s customer base to 52.7% in Q1 2019.

EBITDA pre-IFRS 16 decreased by 6.5% to UZS 258 billion, driven by external factors such as the reduction in mobile termination rates (UZS 11 billion), a one-off revenue adjustment (UZS 16 billion) and a bad debt recognition (UZS 12 billion), partially offset by the net impact of tax reforms on EBITDA (UZS 6 billion). Reported EBITDA decreased by 3.5% to UZS 266 billion.

Capex excluding licenses pre-IFRS 16 raised to UZS 207 billion, mainly as a result of better phasing of capex, with a larger part of network investments during Q1 2019 and accelerated network roll out. LTM Q1 2019 capex to revenue ratio was 18.1%. The company continued to invest in its high-speed data networks, improving 4G/LTE coverage to 24.5% and increasing the number of nationwide 3G sites by 11.0% year on year. Improvements to our high-speed data networks will continue to be a priority for Unitel in 2019 and the authorities in Uzbekistan have stated that connectivity of the domestic internet channel should be liberalized from January 2020.

From January 2019, new tax reforms were introduced, with the aim to simplify taxation in Uzbekistan. The tax authorities reduced the corporate tax, cancelled the revenue tax of 3.2%, while an excise tax of 15% over customer charges was introduced. Furthermore, the customer tax was reduced to UZS 2,000 in FY 2019 from UZS 4,000 in FY 2018. Overall, as a result of these changes, revenue is expected to be negatively impacted by approximately 13%, EBITDA is expected to be negatively impacted by approximately 6%, while free cash flow impact is expected to be slightly positive in FY 2019.

VEON Q1 2019 17

CONFERENCE CALL INFORMATION On 2 May 2019, VEON will host a conference call by senior management at 9.30 CEST (8.30 BST), which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com 9:30 CEST investor and analyst conference call US call-in number: +1 (917) 720 0178 Confirmation Code: 7574014 International call-in number: +44 (0) 203 009 5710 Confirmation Code: 7574014 The conference call replay and the slide presentation webcast will be available until 9 May 2019. The slide presentation will also be available for download from VEON's website. Investor and analyst call replay US Replay Number: +1 (917) 677 7532 Confirmation Code: 7574014 UK Replay Number: +44 (0) 333 300 9785 Confirmation Code: 7574014 CONTACT INFORMATION INVESTOR RELATIONS CORPORATE COMMUNICATIONS Richard James Kieran Toohey ir@veon.com pr@veon.com Q1 2019 18

DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets; VEON’S ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow excluding licenses, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward- looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. Q1 2019 19

ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. Follow us: go to our website @ http://www.veon.com CONTENT OF THE ATTACHMENTS Attachment A Customers 21 Attachment B Definitions 21 Attachment C Reconciliation tables 23 Average rates and guidance rates of functional currencies to USD For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2019.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/. Q1 2019 20

ATTACHMENT A: CUSTOMERS

million	Mobile 1Q19	Mobile 1Q18	Mobile YoY	Fixed-line broadband 1Q19	Fixed-line broadband 1Q18	Fixed-line broadband YoY
Russia	54.2	56.3	(3.7%)	2.4	2.3	7.2%
Pakistan	58.3	55.1	5.8%			
Algeria	16.0	15.3	4.4%			
Bangladesh	33.0	32.2	2.5%			
Ukraine	26.3	26.5	(0.8%)	0.9	0.8	11.9%
Uzbekistan	9.0	9.6	(6.1%)			
Other	14.3	15.5	(7.8%)	0.6	0.5	8.4%
Total	211.2	210.5	0.3%	3.9	3.6	8.3%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Capital expenditures (capex) excluding licenses is calculated as capex, excluding purchases of new spectrum licenses.

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its segments except for Russia. Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA's use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt.

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM.

VEON Q1 2019 21

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed. MFS (mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction. Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. Reportable segments: the Company identified Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ based on the business activities in different geographical areas. Total revenue in this section is fully comparable with Total Operating revenue in MD&A section below. Q1 2019 22

VEON

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	1Q19	1Q18
Unaudited		
EBITDA	1,298	854
Depreciation	(403)	(354)
Amortization	(94)	(126)
Impairment loss	(6)	(3)
Loss on disposals of non-current assets	(7)	(17)
Operating profit	788	354
Financial Income and Expenses	(197)	(198)
- including finance income	14	19
- including finance costs	(211)	(217)
Net foreign exchange (loss)/gain and others	18	3
- including Other non-operating (losses)/gains	4	(9)
- including Shares of loss of associates and joint ventures accounted for using the equity method, including impairments of JV and associates	(0)	(0)
- including Net foreign exchange gain	14	12
Profit before tax	609	159
Income tax expense	(79)	(117)
(Loss)/Profit from continue operations	530	42
(Loss)/Profit for discontinued operations	-	130
(Loss)/Profit for the period	530	(88)
Less profit attributable to non-controlling interest	(35)	(24)
Profit/(Loss) for the year attributable to the owners of the parent	495	(112)

RECONCILIATION OF CAPEX

USD mln unaudited	1Q19	1Q18
Cash paid for purchase of property, plant and equipment and intangible assets	389	676
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	59	99
Capital expenditures	448	774
Less capital expenditures in licenses and other	(4)	(419)
Capital expenditures excl. licenses	444	355

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	Total Revenue			EBITDA			
	Organic	Forex	Reported	Organic	Forex	Reported Pre-IFRS 16	Reported
Russia	4.4%	(14.6%)	(10.2%)	1.3%	(14.1%)	(12.8%)	5.6%
Pakistan	23.6%	(25.1%)	(1.5%)	22.3%	(24.8%)	(2.5%)	5.0%
Algeria	(1.3%)	(3.9%)	(5.2%)	(7.3%)	(3.6%)	(10.9%)	(2.2%)
Bangladesh	4.5%	(1.0%)	3.5%	8.4%	(1.0%)	7.4%	28.6%
Ukraine	20.2%	-	20.2%	27.8%	(0.1%)	27.7%	33.4%
Uzbekistan	(13.3%)	(2.3%)	(15.6%)	(6.5%)	(2.5%)	(9.0%)	(6.1%)
Total	7.4%	(13.0%)	(5.6%)	10.3%	27.0%	37.3%	52.0%

VEON Q1 2019 23

VEON

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 March 2019	31 December 2018	30 September 2018
Net debt	8,265	5,469	5,736
Cash and cash equivalents	1,265	1,808	3,370
Long - term and short-term deposits	3	22	2
Gross debt	9,533	7,298	9,108
Interest accrued related to financial liabilities	100	81	118
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(14)	(13)	(12)
Derivatives not designated as hedges	374	371	384
Derivatives designated as hedges	45	-	-
Other financial liabilities	90	119	132
Total other financial liabilities	10,128	7,856	9,730

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	1Q19	1Q18	YoY
EBITDA	1,298	854	52.0%
Changes in working capital	(282)	98	n.m.
Movements in provision	15	32	(52.1%)
Net interest paid received	(131)	(176)	(25.3%)
Income tax paid	(95)	(104)	(8.6%)
Cash flow from operating activities (excl.discontinued operations)	805	702	14.7%
Capex excl.licenses	(444)	(355)	25.1%
Working capital related to Capex excl. license	93	(17)	n.m.
Proceeds from sale of PPE	3	4	(30.6%)
Equity Free Cash Flow excl.licenses	457	334	36.8%

VEON Q1 2019 24

VEON

EBITDA RECONCILIATION FOR COUNTRY

Q1 2019

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
EBITDA	468	183	89	60	118	32	296	52	1,298
Less									
Depreciation	(244)	(44)	(34)	(28)	(18)	(9)	(1)	(26)	(403)
Amortization	(33)	(17)	(11)	(11)	(13)	(1)	(1)	(7)	(94)
Impairment loss	(5)		-	-	(1)			(1)	(6)
Loss on disposals of non-current assets	(6)		(1)	(1)	(1)	(1)		-	(7)
Operating profit	180	123	44	20	86	22	294	18	788

Q1 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
EBITDA	443	175	91	47	89	34	(80)	55	854
Less									
Depreciation	(209)	(31)	(27)	(30)	(13)	(7)	(1)	(29)	(355)
Amortization	(37)	(34)	(21)	(12)	(10)	(0)	(3)	(10)	(126)
Impairment loss	(1)	20	(0)	(0)	(0)	-		(20)	(3)
Loss on disposals of non-current assets	(2)	(1)	0	(14)	0	(0)		-	(17)
Operating profit	195	129	43	(9)	65	26	(84)	16	354

RATES OF FUNCTIONAL CURRENCIES TO USD

	Guidance rates	Average rates			Closing rates		
	2019	1Q19	1Q18	YoY	1Q19	1Q18	YoY
Russian Ruble	66	66.13	56.88	-16.3%	64.73	57.26	-13.0%
Algerian Dinar	119	118.66	114.08	-4.0%	119.42	114.14	-4.6%
Pakistan Rupee	139	139.69	111.41	-25.4%	140.79	115.71	-21.7%
Bangladeshi Taka	84	83.86	83.08	-0.9%	83.92	83.22	-0.8%
Ukrainian Hryvnia	27	27.31	27.32	0.0%	27.25	26.54	-2.7%
Kazakh Tenge	377	378.09	323.31	-16.9%	380.04	318.31	-19.4%
Uzbekistan Som	8,522	8,378.32	8,156.68	-2.7%	8,389.97	8,114.86	-3.4%
Armenian Dram	488	487.03	481.52	-1.1%	486.44	480.06	-1.3%
Kyrgyz Som	70	69.79	68.50	-1.9%	69.85	68.43	-2.1%
Georgian Lari	2.7	2.67	2.49	-7.3%	2.69	2.41	-11.5%

VEON Q1 2019 25